Bilibili Inc.

Building 3, Guozheng Center, No. 485 Zhengli Road

Yangpu District, Shanghai, 200433

People’s Republic of China

November 13, 2023

VIA EDGAR

Ms. Laura Veator

Mr. Stephen Krikorian

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bilibili Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed April 27, 2023 (File No. 001-38429)

Dear Ms. Veator and Mr. Krikorian,

This letter sets forth the Company’s responses to the comments contained in the letter dated October 17, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 27, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F. Where financial information is required, the Company has provided such information up to and including the quarter ended June 30, 2023, which is the most recently available fiscal quarter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 3. Key Information, page 5

1.

Please supplement the Company’s discussion of the “Officers and Directors” factor under Tonopah (as set forth in the Company’s response to comment 1) to describe the titles or roles of the five persons who are actively involved in managing the Company’s investments.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

The employees of the Company who are actively involved in managing the Company’s investments are as follows:

Number of Employee(s)	Title	Job Responsibilities
1	Senior Supervisor	Developing strategies regarding the Company’s cash management, equity investment, and other financial activities. Overseeing the management of cash flow, financial risks, investment and banking relationships.

2	Senior Associate	Handling the Company’s banking relationships, equity investment and other corporate treasury matters; coaching the work of the two Associates who provide assistance.

1	Associate	Preparing analysis and proposals for various uses of corporate treasury funds, improving the efficiency of corporate treasury fund usage, managing accounts payable and accounts receivable, and assisting with other corporate treasury matters

1	Associate	Handling intra-group corporate treasury fund movement between the Company and its Consolidated Operating Entities based on business needs, apply for various types of credit from banks and other financial institutions, coordinate with other departments in relation to auditing, project settlement, and other work streams, and assisting with other corporate treasury matters

2.

We note that the Company’s discussion of the “Sources of Income” factor under Tonopah states, “[m]ore than 99% of the Company’s and each Consolidated Operating Entities’ total revenue for the twelve-month period ended December 31, 2022 was derived from their mobile games [and certain other sales and services] and not from investment securities.” In addition, the discussion states, “more than 99% of the Company’s and each Consolidated Operating Entities’ expenses for the twelve-month period ended December 31, 2022 were incurred [ . . . ] not in connection with investment securities.”

•	Please supplement this response with figures as of September 30, 2023 or the most recently available fiscal quarter end.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

•

The Company’s discussion was not sufficiently detailed to allow the staff to assess the Company’s position. Accordingly, please supplement this response to specifically provide the aggregate dollar amount and percentage attributable to each source of income (and expense) identified in the response (e.g., mobile games, services offered through video and digital media platforms, provision of products through the Company’s e-commerce platform, etc.). Please also discuss how 99% of the Company’s total revenue and 99% of the Company’s expenses was not derived from, or incurred in connection with, investment securities when, as noted in the Company’s discussion of the “Sources of Income” factor under Tonopah, the Company’s investment securities represent approximately 29.48% of the Company’s adjusted total assets as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “Act”) and certain other Company Group (as defined in the Company’s response to comment 2) issuers have investment securities representing high percentages of adjusted total assets.

The Company respectfully submits that

•

For the twelve months ended December 31, 2022 and the six months ended June 30, 2023, the Company and its Consolidated Operating Entities (for purposes of this response, collectively, the “Company”) had total income of RMB23,656.8 million and RMB11,096.2 million, respectively, with 99.5% and 98.1% of the total income derived from sources unrelated to investment securities, respectively.

•

For the twelve months ended December 31, 2022 and the six months ended June 30, 2023, the Company had total expenses of 31,164.4 million and RMB13,273.9 million, respectively, with 99.8% and 100.0% of the total expenses incurred from sources unrelated to investment securities, respectively.

Further to the above, the Company is submitting a breakdown and detailed discussions with respect to its source of income and expenses in Appendix A of the supplemental response, which the Company is submitting under separate cover and on a confidential basis.

While the Company’s investment securities represented approximately 29.48% of the Company’s adjusted total assets as of June 30, 2023 when calculated in accordance with the unique method required by Section 3(a)(1)(C) of the Act, and certain other Company Group issuers held investment securities representing high percentages of their adjusted total assets, the Company’s and the Company Group’s investment securities did not produce a significant percentage of such entities’ income during the period, particularly in light of the current interest rate and market environments and in comparison to the Company’s operating businesses.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

3.

The Company’s response to comment one, under the heading “Nature of Present Assets,” refers to its response to comment 2. However, neither such response appears to provide information about the nature of the Company’s present assets on a consolidated basis. Accordingly, please describe the nature of the Company’s present assets on a consolidated basis as of the most recent fiscal quarter end (September 30, 2023 (if available)). Please also provide sufficient detail on the manner in which this calculation is made, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculation.

The Company respectfully notes that the 40% Test under Section 3(a)(1)(C) of the Act is to be conducted on an unconsolidated basis. As detailed in the Company’s response to comment 2 of the initial comment letter, investment securities represent approximately 29.48% of the Company’s adjusted total assets when calculated on an unconsolidated basis, thus the Company is not an investment company as defined in Section 3(a)(1)(C).

Additionally, the Company is submitting the requested information with respect to the Company’s total present assets on a consolidated basis in Appendix A of the supplemental response, which the Company is submitting under separate cover and on a confidential basis for the Staff’s information.

The Company further submits that its historical development, its public representations of policy, the activities of its officers and directors, the sources of its present income and the nature of its present assets, as discussed in the Company’s response to comment 1 of the initial comment letter and supplemented in Appendix A hereto, demonstrate that the Company is engaged primarily in a non-investment business and thus is not an investment company as defined in Section 3(a)(1)(A) of the Act.

4.

The staff notes the Company’s discussion of the various categories of assets of the Company and its subsidiaries in its response to comment 3. However, because these responses are provided for multiple entities, they are often qualified (“generally” or “consist primarily”). Moreover, the labels of the assets in the response do not match the labels used in Appendix A. Please provide an updated response, as of the most recent fiscal quarter end (September 30, 2023 (if available)), that identifies each constituent part of the numerator(s) and denominator(s) for each entity, including a discussion of any substantive determinations and/or characterizations of assets that are material to your calculations with respect to such entity. For example, when referring to an entity’s intercompany receivables or investments in majority-owned subsidiaries that are not investment companies, please ensure that your response clearly describes the nature of such assets, including their constituent parts, with respect to that specific entity and the basis for the Company’s treatment of such assets.

The Company has updated the Investment Company Act Calculations to reflect the requested information. The Investment Company Act Calculations are set forth in Appendix A of the supplemental response, which the Company is submitting under separate cover and on a confidential, supplemental basis.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

5.

In providing the information referenced above on an entity-by-entity basis, please also be sure to address the questions below for the following asset categories identified in its response to comment 3:

•	Amounts due from Group companies.

○

We note that the Company’s response addresses certain intercompany loans represented by notes or loan agreements, or on which interest is charged. Please discuss whether the Company Group assets consist of receivables due or owing in connection with intercompany loans which are not represented by notes or loan agreements, or on which interest is not charged. Discuss also whether, and in which asset category, these assets are reflected, and how the Company treats these assets for purposes of Section 3(a)(1)(C) of the Act.

•	Time deposits.

○	Discuss whether any entity in the Company Group has deposits with maturities of less than 3 months and the Company’s proposed treatment of these assets for purposes of Section 3(a)(1)(C) of the Act.

•	Restricted cash.

○

Discuss the amount of restricted cash subject to restricted withdrawal periods, including whether any such cash is invested in securities, certificates of deposits, or any other assets. Please describe the legal rationale for the Company’s position that the restricted cash is not an investment security and its treatment for purposes of Section 3(a)(1)(C) of the Act.

The Company has included the requested information with respect to each asset category under “Investment Company Act Calculations” in Appendix A of the supplemental response, which the Company is submitting under separate cover and on a confidential, supplemental basis.

For the avoidance of doubt, the Company confirms that the Company Group assets do not consist of receivables due or owing in connection with intercompany loans which are not represented by notes or loan agreements (whether or not interest is charged). As reflected in the Company’s response to comment 4 above, all intercompany loans are represented by notes or loan agreements, whether or not interest is charged, and all such intercompany loans were treated as investment securities for purposes of Section 3(a)(1)(C) of the Act.

The Company confirms that no entity in the Company Group has time deposits with original maturities of less than 3 months, and all of the Company Group’s time deposits were treated as investment securities for purposes of Section 3(a)(1)(C) of the Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

The Company further confirms that only one entity in the Company Group, Shanghai Kuanyu Digital Technology Co., Ltd., holds restricted cash as of June 30, 2023. RMB167.8 million of such restricted cash is subject to restricted withdrawal periods, and none of such cash is invested in securities, certificates of deposits or any other assets. The Company treats such cash as a cash item for purposes of Section 3(a)(1)(C) because the fact that such cash is subject to a restricted withdrawal period or appointed for a specific business purpose does not alter the nature of the asset. Such cash is plainly not a “security” as defined in Section 2(a)(36) of the Act, and therefore cannot be an “investment security” as defined in Section 3(a)(2) of the Act.

6.

Please supplementally clarify how the wholly foreign-owned enterprise (“WFOE”) identified in Appendix A treats each applicable variable interest entity (“VIE”) for purposes of Section 3(a)(1)(C) of the Act and explain the rationale for this treatment. More specifically, please discuss whether the Company treats the WFOE’s relationship with the VIE as comprising the applicable WFOE’s total assets for purposes of Section 3(a)(1)(C) and, if so, how the Company is calculating the “value” of such amounts for purposes of Section 2(a)(41) of the Act.

The Company’s WFOEs identified in Appendix A are Hode Shanghai Limited (“Hode Shanghai”) and Chaodian (Shanghai) Technology Co., Ltd. (“Chaodian Technology”). Hode Shanghai’s VIEs are Shanghai Kuanyu Digital Technology Co., Ltd. (“Shanghai Kuanyu”) and Shanghai Hode Information Technology Co., Ltd. (“Hode Information Technology”); Chaodian Technology’s VIE is Shanghai Chaodian Culture Communication Co., Ltd. (“Chaodian Culture”).

Section 2(a)(43) of the Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of that paragraph, is a wholly-owned subsidiary of such person. Section 2(a)(42) of the Act defines “voting security” to mean, in pertinent part, any security presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.1 It is clear, reading Sections 2(a)(42) and 2(a)(43) of the Act together, that a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possessor of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.2

[1]

See Farley, Inc. (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[2]

See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the Investment Company Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

As described in the Company’s response to comment 4 of the initial comment letter, the contractual arrangements through which each WFOE controls its respective VIE(s) (the “VIE Contractual Arrangements”) provide Hode Shanghai with substantially all of the voting power and economic benefits in Shanghai Kuanyu and Hode Information Technology, and Chaodian Technology with substantially all of the voting power and economic benefits in Chaodian Culture. The VIE Contractual Arrangements would allow Hode Shanghai and Chaodian Technology to elect the boards of directors of each of their respective VIEs, and cause Hode Shanghai to be deemed the beneficial owner of the voting securities of Shanghai Kuanyu and Hode Information Technology, and Chaodian Technology to be deemed the beneficial owner of the voting securities of Chaodian Culture, under Rule 13d-3 under the Securities Exchange Act of 1934. Therefore, the VIE Contractual Arrangements are the functional equivalents of voting securities of the VIEs. Because Hode Shanghai and Chaodian Technology hold the functional equivalents of more than 95 per centum of the voting securities of their respective VIEs and hold economic interests in each of their respective VIEs such that each of Hode Shanghai and Chaodian Technology has the power to control how each of their respective VIEs are managed, each of Hode Shanghai and Chaodian Technology treats its respective VIE(s) as a wholly-owned subsidiary for purposes of Section 3(a)(1)(C) the Act.

The Company does not treat Hode Shanghai’s relationship with its VIEs as comprising Hode Shanghai’s total assets for purposes of Section 3(a)(1)(C), nor does the Company treat Chaodian Technology’s relationship with its VIE as comprising Chaodian Technology’s total assets for purposes of Section 3(a)(1)(C). Rather, the value of each WFOE’s relationship with the applicable VIE(s) are reflected in the line items “Intercompany receivables not from investment securities,” which in each case includes receivables attributable to the economic benefits of the applicable relationship, and “Investments in majority-owned subsidiaries that are not investment companies,” which in each case reflects the value of the beneficial ownership of the voting securities of each applicable VIE, in Appendix A to the initial comment letter. Because no market quotations are readily available for the securities of any of the VIEs, the “value” of such relationships for purposes of section 2(a)(41) of the Act are the book values of each VIE, which reflect the fair value of such relationships as determined in good faith by the Company’s Board of Directors in accordance with section 2(a)(41)(A) of the Act.

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

7.

Please discuss whether the entity identified as having investment securities greater than 40% of Adjusted Total Assets is registered or will be registered as an investment company under the Act and explain the rationale for its registration status.

The Company respectfully submits that Sharejoy Network Technology Co., Ltd (“Sharejoy”) is not registered, and will not be registered, as an investment company under the Act because Sharejoy is not required to be so registered. Although investment securities constituted greater than 40% of Sharejoy’s adjusted total assets for purposes of Section 3(a)(1)(C) of the Act as of June 30, 2023, it is nonetheless not an investment company as defined in the Act.

The Act has two relevant and closely related definitions of an investment company. The first, Section 3(a)(1)(A), defines the term “investment company” to include any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (emphasis added). Determining whether a company is engaged “primarily” in a specified business requires a fact-specific inquiry, taking into account such factors as the company’s intent, prior actions and public representations, among others.

The second definition, found in Sections 3(a)(1)(C) and 3(b)(1), is a two-part test. The first part (found in Section 3(a)(1)(C)) is primarily statistical and defines an “investment company” to include any issuer which “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire Investment Securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of government securities and cash items) on an unconsolidated basis.” The second part (found in Section 3(b)(1)) provides that, notwithstanding Section 3(a)(1)(C), an issuer is not an investment company if such issuer is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities” (emphasis added).

Because Sharejoy does not hold itself out to be an investment company, the relevant consideration is whether it is “primarily” engaged in the investment business. Sharejoy intends to engage in, and its activities, as described in the 2022 Form 20-F, demonstrate its commitment to engaging in its business of providing internet cultural activities and information services related to the distribution of online games and not in an investment business. Thus, even though Sharejoy’s adjusted total assets consisted of greater than 40% of investment securities as of June 30, 2023 when calculated in accordance with Section 3(a)(1)(C), it is excepted from the Section 3(a)(1)(C) definition of an investment company by Section 3(b)(1).

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

November 13, 2023

Moreover, even if Sharejoy were to be deemed an investment company under the Act, it would nonetheless be exempt from registration under applicable provisions of the Act. Sharejoy does not publicly offer for sale its securities in any jurisdiction, and it would be prohibited from publicly offering, selling or delivering any securities in the United States by use of the mails and means or instrumentalities of interstate commerce by Section 7(d) of the Act. Furthermore, Sharejoy is a wholly-owned subsidiary of Hode Information Technology. Because Sharejoy is not making and does not propose to make a public offering of its securities, and its outstanding securities are beneficially owned by fewer than one hundred persons, Sharejoy would be excepted from the definition of an investment company pursuant to Section 3(c)(1) of the Act. Additionally, because Hode Information Technology is also excepted from the definition of an investment company by Section 3(b)(1) of the Act, Sharejoy is excepted from the definition of an investment company pursuant to Section 3(b)(3) of the Act.

In addition, the Company respectfully submits that, although investment securities constituted greater than 40% of Sharejoy’s adjusted total assets as of June 30, 2023, and data is not yet available for the fiscal quarter ended September 30, 2023, the Company reasonably expects that Sharejoy’s adjusted total assets as of September 30, 2023 will be comprised of less than 40% of investment securities. Furthermore, the Company notes that Sharejoy is not a guarantor of any other company’s outstanding securities.

*        *         *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 2509 9255 or the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193 8210 or haiping.li@skadden.com.

Very truly yours,

/s/ Xin Fan
Xin Fan
Chief Financial Officer

cc:	Rui Chen, Chairman and Chief Executive Officer, Bilibili Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP